Exhibit 99.1

Strengthening Critical Metal Supply Chains Mining Indaba 202C February 9 – 11, 2026 Cape Town, South Africa NYSE: LZM LIFEZONEMETALS.COM

Certain statements made herein are not historical facts but may be considered “forward - looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements. Forward - looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward - looking. These forward - looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources and reserves at, the Kabanga Nickel Project, and other statements that are not historical facts. These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business; the efficacy of the Hydromet Technology; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources and reserves at the Kabanga Nickel Project; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; our ability to comply with applicable laws and regulations; stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC) meeting future liquidity requirements and complying with restrictive covenants related to long - term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity. The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward - looking statements. In addition, forward - looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. These forward - looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward - looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results. Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward - looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication. NYSE: LZM 2 LIFEZONEMETALS.COM Forward - Looking Statements

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to provide interested parties with certain information about Lifezone Metals Limited and its subsidiaries (collectively, “Lifezone”, “Lifezone Metals” or the “Company”) and for no other purpose. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Lifezone. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. To the fullest extent permitted by law, in no circumstances will Lifezone or any of its subsidiaries, stockholders, affiliates, representatives, control persons, members, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Lifezone. Viewers of this Presentation should each make their own evaluation of Lifezone and of the relevance and adequacy of the information provided in this Presentation and should make such other investigations as they deem necessary before making an investment decision. Nothing herein should be construed as legal, financial, tax or other advice . You should consult your own advisers concerning any legal, financial, tax or other considerations concerning anything described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision . The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs . Lifezone owns or has rights to various trademarks, service marks and trade names, as applicable, that it uses in connection with the operation of its business. This Presentation also contains trademarks, service marks, copyrights and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Lifezone, or an endorsement or sponsorship by or of Lifezone. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with or without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Lifezone will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names. Certain information in this Presentation is sourced from the “Feasibility Study – Technical Report Summary Kabanga Nickel Project” (FS TRS) with an effective date of July 18, 2025, and was prepared by DRA Projects (Pty) Ltd. and Sharron Sylvester in accordance with the United States Securities and Exchange Commission’s (Modernized Property Disclosure Requirements under Subpart 229.1300 of Regulation S - K and Item 601(b)(96). The purpose of the Feasibility Study is to declare Mineral Reserves and to provide an independently validated assessment of the Project’s technical and economic viability. Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), is employed as Technical Director – Geology, OreWin Pty Ltd, and was responsible for the preparation of the sections relating to geology and Mineral Resources as the ǪP (individual). DRA is a third - party firm comprising mining experts in their respective fields in accordance with 17 CFR † 229.1302(b)(1). Lifezone has determined that the appointed consultants meet the qualifications specified under the definition of ǪP in 17 CFR † 229.1300. Refer to Table 2 - 1 of the FS TRS for additional detail on the ǪPs' responsibility per report section. The reader is encouraged to review the FS TRS, which is available on our website . No Offer or Solicitation This communication is for informational purposes only. It is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. NYSE: LZM 3 LIFEZONEMETALS.COM Disclaimer G No Offer

Why is Nickel so Important?

Nickel is critical for U.S. energy requirements

To power the future of U.S. technology and Artificial Intelligence



Critical
Near Critical
Not Critical
Importance to energy
Low
High
Supply risk
Low
High
1
2
3
4
Lithium
Nickel
Uranium
Cobalt
Graphite
Gallium
Platinum
Magnesium
Silicon Carbide
Dysprosium
Iridium
Neodymium
Praseodymium
Terbium
Copper
Electrical Steel
Silicon
Manganese
Titanium
Aluminum
Fluorine
Phosphorus
Tellurium

Critical U.S. industries are dependent on nickel



AI

Battery Energy Storage for AI Industry
Nickel-rich cathodes in batteries provide high energy density to power data centers



Aerospace Industry
Nickel superalloys are very strong and essential for jet engines



Stainless Steel Industry
Nickel is a key component to producing stainless steel, a key material for construction, chemicals & consumer sectors



Defense & Nuclear Industry
Nickel alloys and superalloys are corrosion resistant (seawater) and can withstand high pressure, temperatures and radiation (missiles and reactors)

LHS image source: U.S. Department of Energy. RHS images sources: BloomEnergy, U.S. Department of War, Sutori, U.S. Department of War.

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Nickel Supply Chain Dominated by China C4% of 2025E global nickel production comes from Indonesia 1 Chinese - backed investment dominates Indonesian refining Western producers face structural disadvantage Nickel supply chain risk mirrors dependency on “Rare Earth” elements Indonesia + China Indonesian upstream production owned by Chinese companies Following massive Chinese state - backed investment 1 – BCInsight CRU Group . Image source: IEA Global Critical Minerals Outlook 2024 . NYSE: LZM 5 LIFEZONEMETALS.COM

A U.S. Critical Metals Solution

Lifezone's Kabanga Project is a strategic critical metals asset

- One of the largest and highest-grade development-ready nickel sulfide deposits

Kabanga is development-ready and sits in the first quartile of the global cost curve

- ***AISC of $3.36/lb Ni*** net of credits and robust economics[1]
- Fully permitted with execution readiness underway

U.S. government agencies (DFC, EXIM) are actively engaged

- Political risk insurance and project finance discussions in progress
- Offtake interest from U.S. and allied smelters

Lifezone's Hydromet Technology

- Potentially a more sustainable, efficient, and cost-effective approach to metal refining and recycling[2]
- Platinum, palladium and rhodium USA recycling project underway with Glencore


LIFEZONE METALS
LZM LISTED NYSE
The supply chain solution for clean metals
LZM
NYSE

1 – Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary. 2 – Relative to smelting and refining

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Track Record of Achieving Key Deliverables at Kabanga

Advanced technical studies complete

Initial Assessment

Completed: June 2025

Feasibility Study

Completed: July 2025

Declaration of first-ever Mineral Reserves in Kabanga's 50-year history

Optimized project scale[1]

3.4 Mtpa

Nameplate throughput rate

$942 million

Pre-production capital

Optimized for efficient underground mining and low capital intensity

Robust economics[1]

$1.58 billion

After-tax NPV8%

23.3%

After-tax IRR

Technical and economic validation of high-grade, low-cost project

Increased project ownership[2]

84%

69%

Project ownership
Completed: July 2025

Acquired minority interest via deferred consideration, consolidating control and offtake

New financing secured[3]

$60 million

Bridge loan facility

Taurus

Closed: September 2025

Completed with Taurus Mining Finance to advance to Final Investment Decision

1 – Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary. 2 – Refer to Lifezone's July 18, 2025 news release. 3 – Refer to Lifezone's September 2, 2025 news release.

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Kabanga Nickel Project 8 N Y S E: LZM LIFEZONEMETALS.COM NYSE: LZM 8 LIFEZONEMETALS.COM

Kabanga Nickel Project

Lifezone owns 84% of the Kabanga Nickel Project / 16% held by Government of Tanzania

- Full control of operations and 100% of offtake rights
- More than 620 km of drilling and +$435 million invested
- Special Mining Licence in hand

July 2025 Feasibility Study confirms world-class, high-grade, development-ready nickel-copper-cobalt sulfide deposit[1]

- 52.2 Mt P&P Mineral Reserves (100%) @ 1.98% Ni, 0.27% Cu, 0.15% Co
- 18-year mine life with 3.4 Mtpa steady state


N
RWANDA
BURUNDI
KENYA
Kabanga Site
Kahama Site
TANZANIA
Dar es Salaam
DRC
ZAMBIA
0 100 200 300 Kilometers
0 100 200 300 Miles
MOZAMBIQUE

Low-cost critical metals with robust economics[1]

- First quartile AISC of $3.36/lb Ni net of credits
- $1.58B after-tax NPV8% and 23.3% IRR at $8.49/lb Ni
- High capital efficiency of 1.4x (NPV/pre-production CAPEX)

Tanzania, ESG & strategic impact[1]

- New and upgraded infrastructure including Tanzanian Standard Gauge Railway and power connection to the project site
- Alignment with IFC PS, Equator Principles, and Tanzanian ESG regulations

1 – Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary

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Crawford Nikolai Turnagain Decar Zebediela Mulga Tank Dumont Reid Mann Shaw Dome Julimar Yakabindie Kabanga Nickel Shaw Ronnbacken Lubalisi Ferguson Lake Maslovskoe Kingash Souker Deloro Kalgoorlie Gag Island Biankouma - Sipilou Jacare Central Musgrave Mindoro La Sampala Sampala Maba Niwest Kun - Manie Mayaniquel Nonoc Vermelho Mambare Avalon Jaguar Yerilla Dutwa 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 0.0 2.0 4.0 6.0 8.0 10.0 Nickel Grade (%) Bubble Size Represents: In Situ Value per Tonne ($/t) Nickel Sulfide Deposit Nickel Sulfide Deposit (Russia) Laterite Deposit Kabanga Reserves ( 100% Basis) : 52.2 Mt @ 1.98% Ni, 0.27% Cu and 0.15% Co NYSE: LZM 10 LIFEZONEMETALS.COM Contained Nickel (Mt) Data source: S&P Capital IǪ. Copyright © 2025, S&P Global Market Intelligence (and its affiliates, as applicable). In Situ Value per Tonne is Total In Situ Value divided by Total Tonnage. Total In Situ Value is the combined value of all commodities in reserves and resources at S&P Global Market Intelligence nominal prices for the current year. Largest projects by contained nickel shown with nickel as the primary commodity, active status and early - or late - stage development. For additional information on the Kabanga Mineral Reserves refer to the July 2025 Kabanga Feasibility Study Technical Report Summary . A World - Scale, High - Grade Nickel Deposit One of the largest and highest - grade development - ready nickel sulfide deposits

Industry-Leading Cost Performance

First quartile of global nickel cost curve[1]

- ***AISC: $3.36/lb payable Ni ($7,408/t)***
- Total Site Operating Cost: $70.10/t milled

Supports robust margins and resilient cash flows[1]

- High-grade mineralization and strong recoveries
- Valuable copper and cobalt by-product credits

Kabanga is highly competitive vs. other nickel sulfide and laterite producers


30,000
25,000
20,000
15,000
10,000
5,000
0
-15,000
$/t payable nickel (2024 real terms)
Kabanga
Russia
China
Indonesia NPI
Indonesia Hydrometallurgical
Indonesia Ferronickel
Rest of World
Kabanga
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
Cumulative Ni production (kt)

1 – Refer to the <u>July 2025 Kabanga Feasibility Study Technical Report Summary</u>. Chart source: CRU Nickel Cost Model and CRU Nickel Asset Services. Cost estimates for the Kabanga Project have been provided by Lifezone Metals using CRU price assessments for by-product credits. The chart excludes a small volume of platinum group metals (PGM) miners that produce nickel as a by-product. In USD 2024 real terms.

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Comparable to the Best - In - Class Copper Deposits Kabanga Compares Favorably to Select Prominent Copper Deposits 1 – Data source: S&P Capital IǪ. Copyright © 2025, S&P Global Market Intelligence (and its affiliates, as applicable). 2 – In Situ Value per Tonne is Total In Situ Value divided by Total Tonnage. Total In Situ Value is the combined value of all commodities in reserves and resources at S&P Global Market Intelligence nominal prices for the current year, which includes :7.24/lb Ni, :4.38/lb Cu, :10.18/lb Co, :2,48C/oz Au, :31.53/oz Ag. 3 – Nickel and Copper Equivalent Grade is Total In Situ Value divided by S&P Global Market Intelligence’s estimated nickel price of :7.24/lb or copper price of CuEq Grade (%) NiEq Grade (%) Cu Grade (%) Ni Grade (%) In Situ Value ( $ /t) Status Country Owner Mine/Project 4.10% 2.48% 0.2G% 2.0G% $3G6.26 FS Complete Tanzania Lifezone Metals 84% Tanzania 16% 1 Kabanga 2.51% 1.52% 2.51% - $242.01 Production DRC Ivanhoe Mines 39.6% Zijin 39.6% DRC 20% Crystal River 0.8% 2 Kamoa - Kakula 1.72% 1.04% 1.52% - $165.85 Preproduction USA Rio Tinto 55% BHP 45% 3 Resolution 0.89% 0.54% 0.86% - $86.26 FS Complete USA Ivanhoe Electric 100% 4 Santa Cruz 0.59% 0.36% 0.35% - $56.88 PFS Argentina BHP 50% Lundin 50% 5 Filo del Sol :4.38/lb divided by Total Tonnage. 4 – Kabanga shown for illustrative purposes against select primary copper projects. 5 – For additional information on the Kabanga Mineral Reserves refer to the July 2025 Kabanga Feasibility Study Technical Report Summary. NYSE: LZM 12 LIFEZONEMETALS.COM

High - grade, low - cost, long - life asset 1 Life of Mine Revenue: $14.1B After - Tax Free Cash Flow: $4.6B After - Tax NPV8%: :1.58B After - Tax IRR: 23.3% Payback: 4.5 years from first production Strong returns using consensus pricing 1 Ni: $8.49/lb (or $18,717/t) Cu: $4.30/lb (or $9,480/t) Co: $18.31/lb (or $40,367/t) High Capital Efficiency 1 1.4x NPV / pre - production capex Standard mechanized underground mine with conventional concentrator Supportive of early cash flow generation and strong returns Robust Economics Drive Long - Term Value Steady cash flow generation shown in the Kabanga July 2025 Feasibility Study 1 1 – Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary . NYSE: LZM 13 LIFEZONEMETALS.COM

Partnered for Success with Supportive Host Government

Important strategic public-private partnership

- 84% Lifezone / 16% Government of Tanzania ownership
- Framework Agreement ensures equitable sharing of economic benefits
- Supports Tanzania as an important supplier of critical metals products

Key driver of regional economic growth

- ~1,090 direct jobs at steady state[1]
  - ~91% of roles expected filled by Tanzanian nationals[1]
- Thousands of indirect jobs through local supply chains
- Skills development and localization strategy in place

Infrastructure investments strengthen development platform

- Enhancements to power, rail and port capacity
  - Julius Nyerere Hydropower project
  - Standard Gauge Rail project
  - DP World investment into the port of Dar es Salaam



Tanzania's SGR network
Complete
Due by 2026
Due by 2027
Construction planned
Musoma
KENYA
Kigali
RWANDA
Rusumo
Mwanza
Arusha
BURUNDI
Musongati
Isaka
Kaliua
Kigoma
Tabora
Tanga
Uvinza
Dodoma
Mpanda
Karema
Morogoro
Dar es Salaam
TANZANIA



1 – Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary. Top image source: BBC Tanzania railway: Dar es Salaam to Dodoma link is East Africa's first electric train. Bottom image source: Daily News Tanzania's hydropower project reaches 99.55pc completion.

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Short - term financing – $60M bridge loan from Taurus Mining Finance 1 Short - term development financing facility closed in August 2025 • For early works and development activities to progress to Final Investment Decision and financial close of multi - source finance package Long - term parties for long - term strategic investment and partnership 1 Multiple NBIO’s and financing – Standard Chartered Bank Advanced process with an international list of major miners, sovereigns, private equity and off - take focused term sheets received; due diligence progressing, with site visits concluded in August All strategic options under evaluation, including potential asset - level change of control Project finance process led by Societe Generale (as announced Sep 2024) 2 Progressing well with meaningful interest received from potential project lenders – anchor expression of interest from U.S. DFC • Including DFI and ECA from Europe, Japan (JOGMEC) and the U.S. (DFC), often with an off - take link. Ongoing Strategic Financing Initiatives 1 – Refer to Lifezone’s September 2, 2025 news release . 2 – Refer to Lifezone’s September 23, 2024 news release . NYSE: LZM 15 LIFEZONEMETALS.COM

LZM Board approved commencement of execution readiness phase Advance pending permitting, remaining approvals and commercial tenders Finalizing technical work to support critical path construction activities Diversified funding strategy is underway Active engagement with DFIs, commercial lenders, and potential strategic investors Clear Path to Final Investment Decision Expected in 202C Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary . NYSE: LZM 1C LIFEZONEMETALS.COM

Platinum, Palladium and Rhodium Recycling with Glencore

Hydromet to recycle critical metals from catalytic converters ("autocats")

- A faster, more efficient and less emissions-intensive way to recycle PGMs[1]
- Merging smelting and refining steps of value chain to capture margin
- Closed loop (autocats feed to refined 99.95% PGMs) enhancing ability to capture Section 45X incentives
  - PGM recycling facility in the U.S. to source feed and refine domestically[2]
  - ***Rhodium extremely critical to U.S. supply chain***
- Expected low capex, small footprint, quick implementation[2]

Final Investment Decision for the PGM Recycling Project in Q1 2026

- Pilot plant completion by end of 2025, Feasibility Study in Q1 2026

Glencore Partnership

- Glencore have invested $1.5M for 6% of the project[3]
  - Option to fund 50% of the project capex[3]



USGS
2025 DRAFT LIST OF CRITICAL MINERALS
THE LIST OF CRITICAL MINERALS INFORMS:
SUPPLY CHAIN RISK MITIGATION
STOCKPILES
SCENARIO PLANNING
FEDERAL POLICY & STRATEGY
PERMITTING PROCESSES
PRIVATE INVESTMENT
USGS METHODOLOGY
84 MINERAL COMMODITIES
ARE THE IMPACTS OF TRADE DISRUPTIONS ON THE US ECONOMY SIGNIFICANT?
400+ INDUSTRIES
1,200+ TRADE DISRUPTION SCENARIOS
RISK CATEGORIZATION
LIKELIHOOD of a scenario occurring
IMPACT of the scenario
RISK probability weighting
LISTED
IS THERE A SINGLE DOMESTIC PRODUCER FOR THAT MINERAL?
LISTED
MINERALS IN FOCUS
Sm
Rh
Nb
CRITICAL MINERALS
Ranked by Risk Classification
High
Elevated
Moderate
Palladium
Platinum
Rh
Pt / Pd

1 – Relative to smelting and refining. 2 – Refer to Lifezone's December 13, 2023 news release. 3 – Refer to Lifezone's January 10, 2024 news release. Image source: USGS.

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Appendix 1 8 N Y S E: LZM LIFEZONEMETALS.COM NYSE: LZM 18 LIFEZONEMETALS.COM

LIFEZONEMETALS.COM Project partners Kabanga Nickel Project: Government of Tanzania U.S. - based PGM Recycling Project: Glencore $60M bridge loan facility (closed Aug 2025) Taurus Mining Finance $15M Registered Direct Offering (closed Nov 2025) Existing shareholders Convertible debentures investors Harry Lundin (Bromma Asset Management) Rick Rule Kabanga: a globally significant project Bipartisan U.S. support through DFC, MSP, PGI Strategic partnership with JOGMEC Backed by Industry - Leading Partners, Investors and Governments Includes: Cinctive BlackRock GMO 83.8M Basic shares outstanding 2 14.4M Warrants (NYSE:LZMW; $11.50 exercise price; Jun 2028) 26.8M Earnout shares (50% $14.00 / 50% $16.00 trigger; Jun 2028) 3 2.5M Taurus warrants ($5.42 exercise price; Aug 2030) 4.4M Warrants ($4.00 exercise price; Nov 2029) 3.2M Stock options C RSUs 135.1M Fully - diluted total shares $445.7M Market capitalization (basic; $5.32/share Feb 3, 2026) $20.1M Consolidated group cash 4 $52.3M Convertible debt 4 $20.0M Bridge loan 4 $4G7.GM Enterprise value 1 – Source: Bloomberg. 2 - As at Dec 31, 2025. 3 - Held by previous LHL shareholders and includes sponsor earnout shares. 4 – Unaudited numbers as of December 31, 2025 NYSE: LZM 1G Shareholder composition (basic) 1

First-Ever Declaration of High-Grade Mineral Reserves

Kabanga Mineral Reserves prepared in accordance with S-K 1300

- Estimated by calculating optimized economic cut-off values for mining underground stopes, in various locations within the mine design
- Based only on Measured and Indicated Resources converted to Proven and Probable Reserves
- Does not include any Inferred Resources in mine plan or economic analysis

Mineral Reserve Classification	Lifezone Tonnage[3] (million tonnes)	Grades (%)			Metallurgical Recovery (%)		
		Nickel	Copper	Cobalt	Nickel	Copper	Cobalt
Total: Massive Sulfide plus Ultramafic							
Proven	14.9	1.84	0.25	0.15	86.4	94.9	88.9
Probable	29.0	2.05	0.28	0.14	87.7	96.0	90.0
Proven + Probable	**43.9**	**1.98**	**0.27**	**0.15**	**87.3**	**95.6**	**89.6**

Mineral Reserve Classification	Lifezone Tonnage[3] (million tonnes)	Grades (%)			Contained Metals (kt)		
		Nickel	Copper	Cobalt	Nickel	Copper	Cobalt
Total: Massive Sulfide plus Ultramafic							
Proven	14.9	1.84	0.25	0.15	273	37	22
Probable	29.0	2.05	0.28	0.14	594	81	42
Proven + Probable	**43.9**	**1.98**	**0.27**	**0.15**	**868**	**118**	**64**

1. The effective date of the Mineral Reserves is July 18, 2025.
2. Mineral Reserves are reported based on the December 2024 Mineral Resource model.
3. Mineral Reserves are reported showing the LZM-attributable tonnage portion, which is 84.0% of the total.
4. Mineral Reserve cut-offs grades are based on a USD8.50/lb nickel price, USD4.24/lb copper price and USD18.34/lb cobalt price; the overall average nickel, copper and cobalt metallurgical recoveries are 81%, 89%, and 84%, respectively.
5. Elevated net sales return (NSR) cut-off values were selected for each mine, namely, USD 170/t at North (upper), USD 100/t at North (lower) and Tembo, and USD 85/t at Main.
6. All the cut-off values include allowances for metallurgical recoveries, payability, deductions, transport and royalties.
7. An economic analysis has been conducted using a long-term nickel price of USD 8.49/lb, copper price of USD 4.30/lb and cobalt price of USD 18.31/lb.
8. The point of reference for the Mineral Reserves is the point of feed into the processing facility.
9. Totals may vary due to rounding.
10. Ni, Cu, and Co recovery estimates for the respective MSSX and UMIN categories have been calculated using the metallurgical recovery algorithm formulas detailed in Section 10 (Table 10 12 and Table 10 13) and the combined Proven and Probable recovery for each reflects the weighted average recovery based on the tonnage and grade. The total combined recovery for the blend (MSSX+UMIN) reflects the outputs of the same recovery formula applied to the FS mine production and processing schedule.

Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary

NYSE: LZM 20 LIFEZONEMETALS.COM

Large Resource with Multiple Opportunities for Exploration Growth 300 - meter step - out hole (KL23 - 2G): Intercepted 15.1 m @ 2.83% NiEq 2 Lifezone attributable Mineral Reserves and Resources (84% of total) 1 43.9 million tonnes Proven C Probable Reserves grading 1.98% nickel, 0.27% copper and 0.15% cobalt Plus 18.3 million tonnes Measured C Indicated Resources grading 1.20% nickel, 0.18% copper and 0.10% cobalt Plus 13.5 million tonnes Inferred Resources grading 2.08% nickel, 0.28% copper and 0.15% cobalt Schematic projected long - section of the Kabanga mineralized zones 1 (looking north - west) NYSE: LZM 21 LIFEZONEMETALS.COM 1 – Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are reported showing only the LZM - attributable tonnage portion, which is 84.0% of the total. Cut - off applies to NiEq24, which is derived using a nickel price of USD S.50/lb, copper price of USD 4.50/lb, and cobalt price of USD 23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties. NiEq24 formulas are: MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.4S7) and UMIN NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480). The point of reference for Mineral Resources is the point of feed into a concentrator. All Mineral Resources in the 2024MRU were assessed for reasonable prospects for economic extraction by reporting only material above cut - off grades of: MSSX NiEq24>0.73% and UMAF NiEq24>0.77%. Totals may vary due to rounding.. 2 – Refer to LZM news release dated January 2S, 2024.

Four high - priority Exploration Targets Safari Link, Safari Extension, Rubona Hill and Block 1 South Total size of combined Targets: 17.5 – 23.5 Mt grading 1.3 – 2.1% NiEq Well - established targets Geophysical anomalies Historical drilling Geological continuity with known zones Potential to extend mine life Significant Resource Growth Potential from High - Priority Targets 1 KM Safari Link/ Safari Extension Target Areas Background VTEM Magdv TEM survey contours - S1dvx Safari Prospect N NYSE: LZM 22 LIFEZONEMETALS.COM Estimated Grade (NiEq24%) Estimated Tonnage (Mt) Exploration Target 2.1 - 2.3% 4.5 - 5.5 Safari Link 1.8 - 2.0% 3.0 - 4.0 Safari Extension 1.8 - 2.0% 8.0 - 10.0 Rubona Hill 1.8 - 2.0% 2.0 - 4.0 Block 1 South 1.G - 2.1% 17.5 - 23.5 Total All Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary .

Kabanga Nickel project aligned with global standards 1 Tanzanian regulatory requirements, IFC Performance Standards, Equator Principles, GISTM, ANCOLD, ICMM Approved ESIAs Kabanga site and resettlement sites received approval certificates from Tanzania’s NEMC • Both updated to meet international standards Resettlement Action Plan (RAP) 1 RAP aligned with IFC PS 5 As of July 2025, 96% of cash compensation agreements paid • Clear steps to enable project construction and relocation activities Comprehensive and sustainable tailings management strategy 1 Non - pyrrhotite tailings for underground backfill with crushed waste rock Remaining tailings in lined TSF with subaqueous deposition Reviewed by Independent Tailings Review Board and in line with international standards Aligning with Leading International ESG Frameworks 1 – Refer to the July 2025 Kabanga Feasibility Study Technical Report Summary . NYSE: LZM 23 LIFEZONEMETALS.COM

Board of Directors KEITH LIDDELL FOUNDER AND CHAIR NYSE: LZM 24 LIFEZONEMETALS.COM CHRIS SHOWALTER CHIEF EXECUTIVE OFFICER, DIRECTOR JENNIFER HOUGHTON DIRECTOR MWANAIDI MAAJAR DIRECTOR GOVIND FRIEDLAND DIRECTOR JOHN DOWD DIRECTOR BEATRIZ ORRANTIA DIRECTOR ROBERT EDWARDS LEAD INDEPENDENT DIRECTOR

Executive Management INGO HOFMAIER CHIEF FINANCIAL OFFICER SPENCER DAVIS CHIEF LEGAL OFFICER BENEDICT BUSUNZU TEMBO NICKEL CHIEF EXECUTIVE OFFICER DR. MIKE ADAMS CHIEF TECHNOLOG OFFICER CHRIS SHOWALTER CHIEF EXECUTIVE OFFICER GERICK MOUTON CHIEF OPERATING OFFICER NYSE: LZM 25 LIFEZONEMETALS.COM

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